FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise issued the following press release on June 16, 2003:


[PRECISE LOGO]

FOR IMMEDIATE RELEASE

                    PROXY AND ELECTION MATERIALS DISTRIBUTED
                  IN CONNECTION WITH PRECISE'S PROPOSED MERGER
                        WITH VERITAS SOFTWARE CORPORATION


WESTWOOD, MASS., JUNE 16, 2003 - Precise Software Solutions (Nasdaq: PRSE), the leader in optimizing customers' business through Application Performance Management, today announced that its shareholders have been mailed proxy and election materials in connection with the company's proposed merger with VERITAS Software Corporation (Nasdaq: VRTS). By now, Precise shareholders should have received a set of proxy materials and a set of election materials.

The Proxy Materials should contain:

1) The Proxy Statement/Prospectus dated June 2, 2003,

2) Three notifications regarding the meeting date,

3) The shareholder resolutions to be adopted at the meeting,

4) A proxy card, and
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[PRECISE LOGO]

5) An envelope for returning the proxy card.

The Election Materials should contain:

1) The Proxy Statement/Prospectus,

2) A form for making the election, and

3) An envelope for returning the election and stock certificates.

Any Precise shareholder who has not received the complete set of materials, or who has any questions about the materials, should call:

     o   Their broker or financial advisor directly,

     o Mellon Investor Services LLC at (888) 689-2681 in the U.S. or (201) 373-5213 outside the U.S., or

     o   American Stock Transfer & Trust Company at (800) 937-5449.

Precise shareholders are being asked to:

     1) Vote on the merger and other matters at a meeting to be held on June 28, 2003 at 10:30 p.m., local time, at Precise's U.S. offices at 690 Canton Street, Westwood, Massachusetts 02090, and

     2) Make an election as to the consideration they will receive in the merger.

In the merger, Precise shareholders will receive, at their election, for each ordinary share of Precise owned, either $16.50 in cash, or a combination of $12.375 in cash plus 0.2365 of a share of VERITAS common stock.* For example, the closing price of VERITAS common stock on June 13, 2003 was $27.36 per share. Based on this closing price, the value of the consideration to be paid to Precise shareholders who elect to receive the mixed cash and stock consideration would be approximately $18.85 per share, if the merger were to take effect on June16, 2003.

Any Precise shareholder who does not properly make an election on or before 5:00 p.m., New York City time, on June 27, 2003 will be deemed to have made the cash election and will receive $16.50 per share, even if the per share value of the mixed consideration is higher than $16.50.

[PRECISE LOGO]

* Precise shareholders who are Israeli residents, as described in the Proxy Statement/Prospectus, and who properly elect to receive the mixed cash and stock consideration, will not be entitled to receive any shares of VERITAS common stock, but instead will receive an amount of cash equal to $12.375 plus 0.2365 multiplied by the closing price of one share of VERITAS common stock on the trading day immediately prior to the date the merger takes effect.

ABOUT PRECISE SOFTWARE SOLUTIONS -- "PERFORMANCE IS OUR BUSINESSTM"

Precise Software Solutions (Nasdaq: PRSE) headquartered in Westwood, MA, delivers Precise i3(R), a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, "from URL to SQL and Beyond(TM)", Precise i3 proactively detects and corrects the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise's solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.

                                     # # # #

[PRECISE LOGO]

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Precise's current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of: the size of Precise's market; the timing and acceptance of Precise's products; changes in the relationships between Precise and its strategic partners; the future growth and acceptance of Precise's products in the market place; Precise's ability to predict and respond to market developments; the development, expansion, retention and training of personnel with necessary expertise; risks associated with management of growth; risks associated with existing and future strategic relationships and customers; risks of Precise being held liable for defects or errors in its products; political, economic and business fluctuations in Israel and Precise's international markets, as well as risks of downturns in economic conditions generally, and in the information technology and software industries specifically; risks associated with competition and competitive pricing pressures; and the other risks that may be described in Precise's filings with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date.

In connection with the proposed merger, VERITAS has filed a registration statement on Form S-4, including the Proxy Statement/Prospectus, with the SEC. Investors and security holders are urged to read the Proxy Statement/Prospectus because it contains important information about the transaction. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by VERITAS and Precise with the SEC at the SEC's web site at www.sec.gov. The Proxy Statement/Prospectus and these other documents also may be obtained for free from VERITAS and Precise. Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the meeting. A description of any interests that the directors and executive officers of Precise may have is available in the Proxy Statement/Prospectus.

Precise i3 is a registered trademark and " Performance is Our Business" and "from URL to SQL and Beyond" are trademarks of Precise Software Solutions Ltd. All other trademarks and registered trademarks used herein are the property of their respective owners.







FOR FURTHER INFORMATION, CONTACT:
Marc Venator                                Kevin Rudden
Chief Financial Officer                     Director of Corporate Communications
Precise Software Solutions                  Precise Software Solutions
Tel: 781.461.0700 x 442                     Tel: 781.461.0700 x 331
mvenator@precise.com                        krudden@precise.com